MANAGEMENT’S DISCUSSION and ANALYSIS for the Three-Month Period ended May 31, 2008

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the three-month periods ended May 31, 2008 and 2007. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 29, 2008, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

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Exploration Activities

Activities Summary

In the three-month period ended May 31, 2008, the Company’s exploration costs totalled $ 4,754,168 in comparison with costs of $2,295,894 for the same period in 2007. During that period, the Company was particularly active on the Coulon JV, Poste Lemoyne Extension, Corvet Est, and Anatacau-Wabamisk projects. It was also active to a lesser extent on its Ashuanipi and Éléonore Régional property.

Coulon JV Property

In the same period, the Company initiated a vast exploration program on the Coulon JV property, located 15 kilometres north of the Fontanges Airport, in the Quebec Middle-North territory. Breakwater Resources Ltd. (“Breakwater”) owns a 50% interest in the property.

The exploration program, which will be carried out throughout the year, includes diamond drilling and ground and borehole InfiniTEM geophysical surveys. To date, drilling confirmed the extension at depth of lenses 9-25 and 08 and indicated the emergence of a new mineralized lens, lens 08W.

Hole CN-08-144 confirmed the continuity of lens 9-25 at a vertical depth of over 600 metres with a massive sulphide intersection grading 6.39% Zn, 1.5% Cu, 20.92 g/t Ag over 11.6 metres. This intersection is the deepest obtained to date in lens 9-25 and prolongs by more than 60 metres the vertical extension of the mineralization at depth. Lens 9-25 has a north-south general orientation and is dipping steeply (85°) to the west. It is now confirmed over more than 275 metres laterally and nearly 450 metres vertically and it remains open at depth. Lens 9-25 will be the object of additional drilling throughout 2008.

As for lens 08, it was confirmed at depth with many new mineralized intersections, notably 5.1% Zn, 1.72 % Cu and 54.21 g/t Ag over 22 metres (hole CN-07-60), 10.3% Zn, 0.55% Cu and 39.32 g/t Ag over 6.8 metres (hole CN-07-57) and 12.04% Zn, 0.86% Cu and 86.83 g/t Ag over 5.7 metres (hole CN-07-71B). Lens 08 has a north-south general orientation and is dipping sub-vertically to steeply to the east. It is now confirmed over 250 metres laterally and over more than 700 metres vertically. Lens 08 remains entirely open at depth and will be the object of additional drilling in 2008.

Recent drilling also confirmed the emergence of a new significant lens (lens 08W) with many new mineralized intersections notably 3% Zn, 1.26% Cu and 18.86 g/t Ag over 9.6 metres as well as 3.21% Zn, 0.79% Cu and 14.09 g/t Ag over 9.9 metres (hole CN-07-71B), 10.52% Zn, 1.15% Cu and 21.65 g/t Ag over 2.85 metres (hole CN-05-35) and 10.78% Zn, 0.78% Cu and 9.89 g/t Ag over 2.75 metres (hole CN-08-138D). This new lens is located approximately 150 metres west of lens 08 and to a vertical depth of 750 to 800 metres. Mineralization and alteration associated with lens 08W are now drill traced over a lateral distance of 200 metres and a vertical distance of 300 metres. Lens 08W remains totally open to exploration and will be the object of several additional holes in the next several months.

A few holes tested without success the south extension of lenses 44 and 43. Finally, many holes tested various geological and geophysical targets but did not intercept any significant sulphide zones.

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In the recent period, Breakwater and the Company spent $4,809,353 on the Coulon JV project (excluding the Company’s management fees). Virginia and Breakwater are planning to spend a budget of over $20 million in fiscal year 2008-2009. The main objective of this program is to continue delimitating through drilling the known mineralized lenses. According to results obtained, a 43-101 compliant resource calculation could be undertaken towards the end of the financial year. With the objective of discovering new mineralized lenses, the exploration program will also consist of ground and borehole geophysics, mapping, prospecting, and drilling that will test the generated targets.

Poste Lemoyne Extension Property

From February to April 2008, the Company carried out a 15-hole drilling program totalling 5,365 metres on its Poste Lemoyne Extension property, located along the Trans-Taïga road, on the Quebec Middle-North territory. The property is 100% owned by Virginia and is subject to 1% net smelter return royalty (NSR) in favour of GlobeStar Mining Corporation. Virginia may buy back half (0.5%) of the royalty against a cash payment of $500,000.

Six of the new holes (PLE08-115, 116, 117, 118, 121 and 128) tested the Orfée Est zone to a vertical depth of 500 metres under the surface with results similar to those obtained in previous drilling. Many large intersections highly anomalous in gold were obtained but no significant value improvement was noted in comparison with past years’ results. Another hole (PLE08-120) tested the plunge of the Orfée zone at depth and intercepted a subeconomic intersection grading 2.21 g/t Au over 3 metres. The drilling program also included eight holes testing various regional targets (PLE08-119, 122 to 127, and 129). These holes overall returned a few intersections anomalous in gold with a definitely more encouraging result of 1.09 g/t Au over 26 metres (including 2.73 g/t Au over 3 metres and 2.95 g/t Au over 3 metres) in hole PLE08-129 that targeted at shallow depth a fold hinge exposed at surface (trench C) in an iron formation, about 1.5 kilometres east of Orfée zone. This new zone of interest remains totally open for exploration.

In the first quarter, the Company spent $912,253 on the Poste Lemoyne Extension project. The work programs aimed at testing in more detail the Orfée Est Zone at depth but did not confirm the emergence of an economic zone and hence no additional drilling is planned in the Orfée Est and Orfée areas in the near future. However, a new interesting target was outlined by hole PLE08- 129 in the Trench C area, about 1.5 kilometres east of the Orfée Est zone. A new drilling program will be conducted in the fall of 2008 or in the winter of 2009 in order to test this sector in more detail. Meanwhile, prospecting and geological mapping is foreseen for the summer of 2008 with the hope of discovering new promising mineralized zone in little-explored areas of the property.

Corvet Est Property

A drilling program was also completed on the Corvet Est property, located south of LG-4, on the Quebec Middle-North territory. The property is subject to an agreement pursuant to which Goldc orp has the option to acquire an undivided 50% interest for consideration consisting of cash payments totalling $90,000 and $4 million in exploration work over a five-year period . In April 2008, Goldcorp had fulfilled all its obligations under the agreement thus acquiring its 50% interest in the property. The drilling program focussed on the Marco gold structure. Seven holes totalling 3,824 metres tested the extensions over a lateral distance of 1.6 kilometres and to a

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vertical depth of nearly 550 metres. Results were mixed as overall drilling intercepted many thin mineralized intersections that had an average gold value varying between 0.5 g/t and 2 g/t in thicknesses of 1 to 2 metres.

However, three holes testing at depth the extension of the Marco structure, yielded more encouraging results with 9.37 g/t Au over 2 metres to a vertical depth of about 550 metres (hole CE-08-72), 4.63 g/t Au over 2 metres and 3.54 g/t Au over 3 metres to a vertical depth of 500 metres (hole CE-08-71), and 1.07 g/t Au over 27 metres including 3.91 g/t Au over 2 metres to a vertical depth of about 550 metres (hole CE-08-74).

In the period, Goldcorp spent $677,904, excluding the Company’s management fees, on the Corvet Est project while the Company spent $259,492. The main objective of this program was to test in more detail the depth extensions of the Marco Zone and Marco Ouest Zone and the continuity of the gold structure towards the west with the hope of outlining more important mineralized lenses with economic value. Based on recent results, Godcorp and the Company are reviewing their work strategy on the Marco structure. Prospecting and surface mapping is also planned in the summer of 2008 with the objective of discovering new promising gold structures in the little-explored areas of this vast property.

Anatacau-Wabamisk Property

The Company also completed in the period a short 6-hole drilling program totalling 910 metres on its Anatacau-Wabamisk property, located in the Opinaca reservoir, on the Quebec Middle-North territory. The Company owns 100% of the Wabamisk portion of the property and has the option to acquire IAMGOLD’s 100% interest in the adjacent Anatacau portion for consideration that consists of $3 million in exploration expenditures before December 31, 2012, and a $25,000 payment upon signing of the agreement. Should the Company acquire its 100% interest in the Anatacau portion, IAMGOLD will retain a 2% NSR of which half (1%) can be bought back for $1.5 million.

Of the six holes, only hole WB-08-001 returned significant results, with an intersection grading 4.92 g/t Au over 3 metres. This hole tested at shallow depth the Isabelle surface showing that yielded 4.20 g/t Au over 13.61 metres in channels. The other holes that tested various geological and geophysical targets did not return any interesting value.

In the current period, the Company spent $436,160 on the Anatacau-Wabamisk property. The short diamond-drill program carried out in the winter of 2008 focussed on testing the Isabelle and Franto showings as well as some IP anomalies in this area. The Isabelle showing yielded encouraging results and additional drilling is planned consequent to the summer 2008 surface work. The Franto showing will also be reevaluated based on the results of this summer program. Therefore it is planned in the summer of 2008 to carry on with geological mapping and till sampling over the entire property and to extend the IP geophysical survey to the presumed extensions of the Isabelle showing. The main objectives of this program are to better define the real potential of the Isabelle and Franto showings and to identify new significant mineralized zones on the property.

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Other Properties

Finally, in the current period, the Company completed heliborne geophysical surveys on the Éléonore Régional property, in the Opinaca reservoir area, and on the Ashuanipi project, in the Caniapiscau reservoir area. The main goal of these surveys is to define direct exploration targets within these vast properties, which will be the object of prospecting in the summer of 2008. In the period, the Company spent $372,070 on the Ashuanipi property and $242,955 on the Éléonore Régional property.

Selected Financial Information
	Interim Statements of Earnings for the Three-Month Periods Ended May 31,
	2008	2007
	$	$
General and administrative expenses
Administration fees	578,188	697,703
General exploration costs	70,815	94,621
Grants, credit on duties refundable for loss and refundable tax credit for resources	(31,731)	(42,337)
Cost of mining properties abandoned or written-off	179,463	34,971
	796,735	784,958
Other income (expenses)
Dividends and interests	450,714	456,613
Fees charged to partners	367,106	291,394
Option payment received in excess of cost of mining property	14,238	–
Gain on sale of available-for-sale investments	305,531	235,469
Gains (loss) on sale of held-for-trading investments	(12,034)	7,571
Unrealized gains (losses) on held-for-trading investments	33,390	(1,151,550)
	1,158,945	(160,503)
Earnings (loss) before income taxes	362,210	(945,461)
Future income taxes expenses	(171,227)	(233,379)
Net earnings (net loss) for the period	190,983	(1,178,840)

Basic net earnings (net loss) per share	0.007	(0.045)
Total diluted net earnings (net loss) per share	0.007	(0.045)

Result of Operations

The Company realized net earnings of $190,983 for the current period, compared to a net loss of $1,178,840 for the preceding comparative period. This variation results from unrealized losses on held-for-trading investments.

Expenses reached $796,735 in the three-month period ended May 31, 2008, compared to $784,958 for the preceding comparative period. Since January 1, 2008, all employees working for the Company have been transferred to the payroll of the Company as compared to the last preceding comparative period, where previously paid by a management company held by a director. Previously, these charges were listed under “rent and office expenses”. In the preceding comparative period, the directors only received compensation from the Company. In the current
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period, professional fees increased. This increase results mainly from costs related to adjustments to comply with new standards and rules.

Since January 1, 2008, following the transfer of the employees’ payroll, the Company is no longer invoiced for management fees, which were previously invoiced by a management company owned by a director. Excluding a $100,000 donation to the Fonds Restor-Action Nunavik made in the preceding comparative period, salaries, rent and office expenses increased by about $116,000 in the current period. This increase is due mainly to a general increase in administration work load and to the training of personnel. The decrease in the stock-based compensation costs is explained mainly by a bigger stock option grant in last year comparative period. The Company decreased its advertising budget in the current period, hence leading to a decrease in advertising, exhibition and travelling expenses. General exploration costs decreased slightly in the current period. One of the Company’s policies is to abandon properties or part of properties that no longer have significant potential of deposit discovery. In the current period, the Company partially wrote down the Chutes-des-Passes, Corvet Est, and Saganash properties and the Willbob property completely. In the preceding comparative period, the Company abandoned the Clarkie property.

Dividend and interest income decreased slightly in the current period, in accordance with the variation in the Company’s investments.

The Company also receives fees for its role as the operator of projects in its various partnerships. During the current period, the Company received fees from Goldcorp on the Corvet Est project, and from Breakwater on the Coulon JV, Trieste, and Lac Gayot projects. Most of the fees arise from the Coulon JV project. In the preceding comparative period, the Company received fees from Goldcorp on the Corvet Est project, from Breakwater on the Coulon JV project, and from MacDonald Mines on the LG 3.5 project. In the current period, the Company received a $25,000 option payment for its Trieste property.

Other information
	Balance Sheets as at
	May 31,	February 29
	2008	2008
	$	$
Cash and cash equivalents, short-term and long-term investments	41,755,783	46,303,355
Mining properties	17,300,469	14,896,717
Other assets	8,623,265	7,275,673
Total assets	67,679,517	68,475,745
Shareholders ’ equity	63,993,795	64,580,470

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

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Asset-Backed Commercial Paper

As at May 31, 2008, the company held $3,800,000 principal amount of non-bank sponsored Asset-Backed Commercial Paper ("ABCP").

Since the beginning of the period, a PCAA restructuring report of J.P. Morgan dated March 14, 2008 and a restructuring Plan proposed to notes holders dated March 20, 2008 were published. The Plan was approved by notes holders on April 25, 2008 and on June 5, 2008, the Superior Court of Ontario homologated it.

Taking into account the information made available and the changes that occurred in the credit market conditions and the review of the assumptions, the company remeasured the fair value of its investments in ABCP.

The company's methodology assessment consists on use of market indexes corresponding to the length, the constitution and the notation of underlying assets. This method includes two possible scenarios depending upon the Montreal Proposal success. We assign a 95% success probability. The average discount rate is 17.30% with an estimated average length of 8.6 years. The average coupon rate is 3.67%.

In determining the fair value of the Montreal Proposal ABCP, the company assumes the Montreal Proposal ABCP will be converted into term notes and in accordance with the key elements of the Master Agreement. In addition, the company assumes the restructured notes will include traditional securitized assets ($300,000 principal amount), restructured pooled synthetic notes ($1,500,000 principal amount) will be reduced by the cost of a margin facility estimated to be 1.00% and all US sub-prime residential mortgage-backed collateralized debt obligations will be restructured as ineligible notes ($2,000,000 principal amount). The restructuring costs will be distributed among new notes and will reduce the returns. They are not enough information on the costs allocation to assign on each note.

As at May 31, 2008 the fair value of the company's ABCP was estimated to $1,552,000. Following this estimation the company has accounted, for the three-month period ended May 31, 2008, an unrealized gain in ABCP investments of $108,000 ($0 for the three-month period ended May 31,2007), which is presented under caption "Unrealized gains (losses) on investments held for trading".

An increase in the estimate discount rates of 1% would reduce the estimated fair value of the company’s investment in ABCP by approximately $86,000.

Since the fair value of the ABCP is determined using a probability-weighted approach and the foregoing assumptions and is based on the company’s assessment of market conditions as at May 31, 2008, the reported fair value may change materially in subsequent periods. In addition, the fair value estimate is dependent upon the likelihood, nature and timing of future restructuring under the terms of the Montreal Proposal. The company believes the outcome of the proposed restructuring will not have a material impact to the company’s financial condition.

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Liquidity and Financing Activities

In the three-month period ended May 31, 2008, cash flows from operating activities amounted to $1,724,772, compared to $216,817 for the comparative three-month period ended May 31, 2007. This variation results from changes in accounts payable and accrued liabilities.

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. In the three-month period ended May 31, 2008, 26,000 shares were issued further to the exercise of stock options for a cash consideration of $106,171. There was no share issuance in the three-month period ended May 31, 2007.

The Company ’s investing activities consist primarily of the additions to mining properties and an increase in exploration work and in the acquisition and disposition of short-term investments. The additions to mining properties and exploration work required disbursements of $3,130,530 for the three-month period ended May 31, 2008, and of $757,901 for the three-month period ended May 31, 2007. For the current period, the decrease in short-term investments amounted to $3,832,642 compared to $2,087,652 for the preceding comparative period.

From the management’s point of view, the cash flow as of May 31, 2008, will cover current expenditures and exploration fees for the next following years. However, it is not excluded that the Company may, from to time, when market and financing conditions are favourable, go ahead with fundraising to fund exploration of its most important mining projects. On June 5, 2008 the Company completed a private placement for gross proceeds of $4,500,000 that will be used mainly for exploration on the Coulon JV project.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
2008-05-31	796,735	1,158,945	190,983	0.007	0.007
2008-02-29	1,701,346	277,212	(1,970,979)	(0.074)	(0.074)
2007-11-30	670,044	587,971	732,717	0.028	0.027
2007-08-31	990,885	3,202,813	2,031,348	0.077	0.076
2007-05-31	784,958	(160,503)	(1,178,840)	(0.045)	(0.045)
2007-02-28	2,608,045	2,666,810	578,729	(0.104)	(0.104)
2006-11-30	548,886	986,255	437,369	0.017	0.017
2006-08-31	2,023,974	(836,673)	(2,860,647)	(0.011)	(0.011)

Contractual Obligations

The Company has no contractual obligations.

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-Month Periods ended May 31,
	2008	2007
	$	$

Expenses capitalized in mining properties	–	153,287
Management fees	–	110,064
Rent and office expenses	69,535	170,273
Travelling	–	15,272
Advertising and exhibitions	–	608
General exploration costs	–	55,641
	69,535	505,145

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

These comparative amounts are due to the fact that the Company has had no employees up to December 31, 2007, and that all services were provided by management companies. Starting January 1, 2008, all employees working exclusively for the Company have been transferred to the payroll of the Company. Expenditures capitalized in mining properties and general exploration costs consist of employees’ wages related to exploration as well as their expense accounts. Management fees are administrative fees with a $300,000 annual maximum, which are based on exploration fees incurred by the Company. Starting January 1, 2008, those management fees have been eliminated. Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to other companies .

Mining Properties Accounting Values

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Mines as at February 29, 2008. The accounting policies used for the three-month period ended May 31, 2008 are in accordance with those used in the audited annual financial statements of Virginia Mines, except for the new accounting policies defined in note 2 of the interim financial statements as at May 31, 2008.

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Impact of new accounting standards not yet adopted

International Financial Reporting Standards ("IFRS")

In 2007 the Canadian Institute of Chartered Accountants (¨CICA¨) issued an update on the IFRS Implementation Plan in the Canadian GAAP of the AcSB. This plan provides a brief survey of crucial decisions to be made by the CICA in order to harmonize disclosures with the IFRS when implementing the strategic plan. Although the IFRS are based on a conceptual framework similar to that of the Canadian GAAP, important divergences as regards accounting standards shall be resolved. The CICA confirmed that the transition from the Canadian GAAP to the IFRS will be in effect on January 1, 2011 for publicly accountable companies.

In the next following quarters, the Company will elaborate an internal implementation plan in order to comply with guidelines of reporting obligations as regards accountability practices.

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at July 11, 2008, 27,535,110 shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at July 11, 2008, 1,448,000 stock options are outstanding. Their expiry date varies from April 6, 2011 to June 16, 2018.

Subsequent Events

On June 5, 2008, the Company completed a private placement that consists of the issuance of 500,000 flow-through common shares at the price of $9.00 per share, for gross proceeds of $4,500,000 that will be used mainly to conduct exploration on the Coulon JV project on which the Company and Breakwater announced a significant base-metal discovery. Part of the proceeds will also be used for exploration on other projects.

On July 3, 2008, the Company signed a letter agreement with its financial institution concerning a credit agreement that will be effective following the application of the Crawford Committee's proposal on ABCP. This agreement applies on restructured notes to be received in exchange of ABCP supported by ineligible assets with a carrying value of $2,000,000 that the Company holds. The Company will be eligible to credit facilities up to $1,500,000. The initial maturity will be 2 years from the signing of the agreement, which term can be deferred at the financial institution's discretion for additional periods of one year respectively, for a maximum of 5 renewals. Under the credit agreement, the Company will have the option, from the contractual maturity date of the credit facility, to dispose of the restructuring notes in favour of the financial institution in payment of the facility principal.

Disclosure Controls and Procedures

In the quarter ended May 31, 2008, the Company modified an internal control over financial reporting in order to correct the material weakness identified by the independent auditors in the course of the evaluation of internal controls as at February 29, 2008. More specifically, an efficient supervising procedure has been instituted in order to assure that information contained in

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spreadsheets is recorded and calculated adequately. We are likely to believe that this new procedure will eliminate this material weakness in internal controls over financial reporting.

In the next following quarters, the Company will elaborate an internal implementation plan to comply with the new guidelines with regards to future obligations in accountability practices .

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. As at May 31, 2008, the President and Chief Executive Officer and the Chief Financial Officer reviewed the effectiveness of the internal control and are satisfied with it.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in Virginia Mines’ annual Management's Discussion and Analysis as of February 29, 2008.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at July 11, 2008. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer
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